Exhibit 99.1

CH AUTO TECHNOLOGY CORPORATION LTD.

COMPLETES BUSINESS COMBINATION

BEIJING and NEW YORK – March 30, 2024 – CH Auto Technology Corporation Ltd. (“CHATC”), a company formed under the laws of the Peoples Republic of China (“PRC”), an electric vehicle manufacturing and design service company based in China, and Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF), a Delaware corporation that was a publicly-traded special purpose acquisition company (“MCAF”), today announced that on March 28, 2024, the closing of their business combination transaction occurred, pursuant to an Agreement and Plan of Merger (as amended and restated on December 23, 2022 and further amended on March 1, 2023, the “Merger Agreement”) by and among the CHATC, MCAF, CH Auto, Inc., a Cayman Islands exempted company (“CH Auto”) and CH-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of CH Auto (“Merger Sub”).

In accordance with the Merger Agreement, among other things, CH Auto became the owner of 71.2184% of the voting rights of CHATC and Merger Sub merged with and into MCAF (the “Merger”), with MCAF being the surviving corporation (the Business Combination”). Qun Lu, the founder and CEO of CHAFC, will continue to lead CH Auto, the parent company, as its Chairman, CEO and CFO after closing of the Business Combination.

Pursuant to the Merger, (i) each MCAF Unit, comprised of one share of MCAF common stock (“Common Stock”) and one right to receive one-tenth (1/10) of a share of Common Stock upon the consummation of an initial business combination (the “Rights”), was converted into one share of Common Stock and one Right; (ii) each issued and outstanding share of Common Stock was exchanged for one Class A ordinary share of CH Auto (“CH Auto Ordinary Shares”); and (iii) all the Rights were converted into CH Auto Ordinary Shares on a 10 to 1 basis (i.e. for every 10 Rights one CH Auto Ordinary Share is issued). Following the closing of the Merger, which occurred on March 28, 2024, MCAF is a wholly owned subsidiary of CH Auto. As a result of the Merger, MCAF’s Common Stock will no longer trade on The Nasdaq Stock Market after March 28, 2024.

Following the Business Combination, the securities of CH Auto, including its Class A ordinary shares, will not be listed for trading on any securities exchange. As a PRC company, CH Auto cannot list its securities on an exchange in the United States unless it completes the filing procedure with the Chinese Securities Regulatory Commission (“CSRC”), a PRC government agency. CH Auto has filed an application with the CSRC to complete the filing procedure to list its Class A ordinary shares on an exchange in the United States, and is awaiting a definitive response from CSRC. In the event CH Auto completes the CSRC filing procedure, CH Auto plans to list its securities on The Nasdaq Stock Market. There can be no assurance that CH Auto will receive the necessary approval from CSRC or that its securities will trade on The Nasdaq Stock Market.

While the Merger Agreement provided that the closing of the Business Combination was conditioned upon, among other things, (i) CH Auto’s Class A ordinary shares shall have been approved for listing on The Nasdaq Stock Market and (ii) all consents, approvals and actions of, filings with and notices to any Governmental Authority, including the CSRC, required to consummate the Business Combination shall have been made or obtained. However, as previously disclosed in the Prospectus, dated September 28, 2023, CHATC, MCAF, CH Auto and Merger Sub had the option to waive such conditions, and ultimately CHATC, MCAF, CH Auto and Merger Sub did waive those conditions to consummate the Business Combination.

“CH Auto Inc. and its subsidiary company Qiantu Motor are a high-tech automotive industrial organization with what we believe to be revolutionary innovative technology, said Qun Lu, the Chairman, CEO and CFO of CH Auto. Mr. Lu continued “Our advanced mechanical architecture and lightweight alloy materials have placed us good position in the field of new energy vehicles. While our roots and foundation are in China, our long-term vision is to become a globally integrated multinational enterprise with an international perspective.” Mr. Lu stated further that “This business combination with Mountain Crest IV marks only the beginning of our globalization strategy, as we aim to target global markets including the United States, positioning CH Auto as pioneers in Chinese new energy vehicle technology on a global scale.”

“I am thrilled to see the successful completion of another business combination of the Mountain Crest franchise, and CH Auto, as one of the first EV automakers in China with proven technology breakthroughs and manufacturing expertise, is tackling an important mission to deliver innovation and growth in electric mobility,” said Dr. Suying Liu, Chairman, CEO and CFO of MCAF.

About CH Auto Inc.

CH-Auto’s majority owned subsidiary CH Auto Technology Corporation Ltd. is a technology-driven company founded in 2003 and has been an electric vehicle manufacturing and design service company in China. In 2015, CH-Auto established “Qiantu Motor” to enter the electric vehicle market. In 2018, it built a new production facility in Suzhou, China, which replaces the traditional four techniques “Stamping, Welding, Painting & Assembly” of the automobile manufacturing process with just two techniques of “Body and Assembly.” In the same year, Qiantu Motor put into production the Qiantu K50 series of all-electric urban supercars. Another series, Qiantu K20, for the young Gen-Z consumers around the world was launched in the second half of 2022.

About Mountain Crest Acquisition Corp. IV

Mountain Crest Acquisition Corp. IV is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. MCAF’s and CH-Auto’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MCAF’s and CH-Auto’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MCAF’s and CH-Auto’s control and are difficult to predict. Factors that may cause such differences are disclosed in the CH Auto Prospectus, dated September 28, 2023 and include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against MCAF and CH-Auto following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of MCAF and CH-Auto, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on CH-Auto’s business; (6) the inability to obtain the listing of Pubco’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CH-Auto to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that MCAF or CH-Auto may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to CH-Auto; (13) risks related to the organic and inorganic growth of CH-Auto’s business and the timing of expected business milestones; (14) the amount of redemption requests made by MCAF’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of MCAF for its initial public offering and the proxy statement relating to the proposed business combination, including those under “Risk Factors” therein, and in MCAF’s other filings with the SEC. MCAF cautions that the foregoing list of factors is not exclusive. MCAF and CH-Auto caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MCAF and CH-Auto do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

For CH Auto Technology Corporation Ltd.:

Qun Lu

Chairman and CEO

Email: luqun@ch-auto.com

Building 4, AVIC International Industrial Park Area 1, Shijun North Street, Shunyi District, Beijing, China

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